BSR REIT Announces Third Quarter 2026 Financial Results
Little Rock, AR and Toronto, ON, November 11, 2026 – BSR Real Estate Investment Trust (“BSR”, or the “REIT”) (NYSE: BSRT and TSX: BSRT.UN) today announced its financial results for the three and nine months ended September 30, 2026.
“Our financial results in Q3 reflect continued progress towards our long-term portfolio goals," said Dan Oberste, President and Chief Executive Officer of BSR. “Top line revenue continued its steady growth while FFO and AFFO increased 3.5% and 8.4%, respectively, on a sequential basis. Occupancy remained steady, retention reached record levels and broader operating fundamentals across our markets continued to improve. Beyond our operating results, we achieved an important strategic milestone with our U.S. registration and listing on the NYSE, broadening access to a deeper pool of investors and further advancing the evolution of BSR. As we look ahead, we remain encouraged by the gradually improving outlook for our core Texas markets and the opportunities we see to drive sustainable growth.”
Results of Operations
The following table summarizes highlights of the REIT's operational performance as of September 30, 2026, December 31, 2025 and September 30, 2025:

	September 30, 2026	December 31, 2025	September 30, 2025
Total Portfolio
Number of investment properties	26	26	26
Total apartment units	7,170	7,170	7,170
Average monthly in-place leases	$1,483	$1,496	$1,511
Weighted average ending occupancy rate	94.0%	94.1%	92.0%

Same Community
Average monthly in-place leases	$1,434	$1,436	$1,449
Weighted average ending occupancy rate	94.1%	94.3%	94.3%
Retention rate	60.3%	59.5%	58.2%

Quarterly change in new lease rates	(4.4)%
Quarterly change in renewal rates	2.6%
Quarterly change in blended lease rates	(0.2)%
The following table summarizes highlights of the REIT's financial performance for the three months ended September 30, 2026 ("Q3 2026"), June 30, 2026 ("Q2 2026") and September 30, 2025 ( "Q3 2025") as well as the nine months ended September 30, 2026 ("YTD 2026") and September 30, 2025 ("YTD 2025"):

	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Revenue	$34,520	$34,207	$33,094	$102,550	$110,267
Revenue, Same Community* Properties	$26,352	$26,380	$26,503	$79,020	$79,843
Revenue, Non-Same Community* Properties	$8,168	$7,827	$6,591	$23,530	$30,424
Net (loss) income and comprehensive (loss) income	$(8,087)	$(4,337)	$2,874	$10,580	$(60,453)
NOI*	$17,736	$17,936	$17,312	$53,277	$59,192
NOI*, Same Community* Properties	$13,717	$13,928	$14,367	$41,767	$43,508
NOI*, Non-Same Community* Properties	$4,019	$4,008	$2,945	$11,510	$15,684
NOI Margin*	51.4%	52.4%	52.3%	52.0%	53.7%
NOI Margin*, Same Community* Properties	52.1%	52.8%	54.2%	52.9%	54.5%
NOI Margin*, Non-Same Community* Properties	49.2%	51.2%	44.7%	48.9%	51.6%
FFO*	$7,360	$7,113	$7,577	$21,352	$29,163
FFO per Unit*	$0.19	$0.18	$0.19	$0.55	$0.64
AFFO*	$6,434	$5,935	$6,443	$18,933	$26,607
AFFO per Unit*	$0.16	$0.15	$0.17	$0.48	$0.58
AFFO Payout Ratio*	84.4%	91.6%	84.1%	86.1%	71.6%
Weighted average unit count	39,128,617	39,131,352	39,023,496	39,119,744	45,572,408
*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT's non-GAAP measures, refer to section "Non-GAAP Measures".

The following table summarizes the REIT's capitalization as of September 30, 2026, December 31, 2025 and September 30, 2025:

	September 30, 2026	December 31, 2025	September 30, 2025
Weighted average contractual interest rate of all loans and borrowings	4.1%	4.0%	4.0%
Weighted average debt term of all loans and borrowings (in years)**	3.2	4.2	2.4
Debt to Gross Book Value*	52.2%	51.2%	51.3%
NAV per Unit*	$16.10	$16.43	$16.62
*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT's non-GAAP measures, refer to section "Non-GAAP Measures".
**This figure includes the impact of the REIT’s option to extend the maturity of the Credit Facility by one year which is contingent upon, among other things, the REIT remaining in compliance with various covenants and the payment of a customary fee to extend the term.

Additional highlights, inclusive of material subsequent events include:
•On September 30, 2026, the REIT registered its securities with the U.S. Securities and Exchange Commission under Form 40-F; and
•On October 14, 2026, the REIT Units began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “BSRT”. In addition to trading and listing on the NYSE, the ticker symbol for the REIT's Canadian dollar-denominated listing on the Toronto Stock Exchange ("TSX") was concurrently changed from "HOM.UN" to "BSRT.UN". The REIT's U.S. dollar-denominated TSX listing, "HOM.U", was delisted at the close of business on October 13, 2026, the day prior to the effective date of the NYSE listing. Trading in the REIT’s OTC ticker “BSRTF” also ceased concurrent with the listing of units for trading on the NYSE.
Financial Summary for Q3 2026
Given the scale of the REIT's Property Acquisitions and Property Dispositions in 2025, the financial results depicted throughout this document are inherently dissimilar from the comparative year-to-date period. This is due to the stabilized nature of the Property Dispositions and the overall portfolio concentration and occupancy of the Non-Same Community properties as of September 30, 2026.
As the Property Acquisitions continue to improve their financial performance through stabilization, comparisons to prior periods will become more meaningful. However, even once stabilized, there will continue to be some inherent differences when comparing to the prior year results, with the exception of metrics presented on a “per Unit” basis, given that a portion of the Contribution Transaction was recapitalized through the cancellation of 15,000,000 Class B Units.
Total portfolio revenue of $34.5 million for Q3 2026 increased $1.4 million, or 4.3%, compared to $33.1 million for Q3 2025. The increase was primarily the result of $1.6 million of revenue generated from the Property Acquisitions, partially offset by the Same Community properties which reduced revenue by $0.1 million (discussed below). Total revenue resulting from the Property Acquisitions is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization across the portfolio.
Sequentially, total portfolio revenue of $34.5 million for Q3 2026 increased $0.3 million, or 0.9%, compared to $34.2 million for Q2 2026, primarily due to the performance of the Property Acquisitions as they progress toward initial physical stabilization.
Same Community revenue of $26.4 million for Q3 2026 decreased $0.1 million, or 0.6%, compared to $26.5 million for Q3 2025, primarily due to a decrease of $0.2 million from lower average occupancy of 94.1% as of September 30, 2026 from 94.3% a year earlier September 30, 2025 and $0.1 million from lower average monthly in-place rent versus the comparative period. These revenue declines were partially offset by an increase in other property income of $0.2 million primarily related to the continued ramp-up of the REIT’s bulk internet initiative.
Sequentially, Same Community revenue of $26.4 million for Q3 2026 was flat compared to Q2 2026.

The following tables summarize the REIT's occupancy, average monthly rate and lease rate change, by MSA as of September 30, 2026 and 2025.

	September 30, 2026			September 30, 2025
MSA	Number of Units	Avg Rent Per Unit	Occupancy Rate	Number of Units	Avg Rent Per Unit	Occupancy Rate
Austin, TX	1,079	$1,485	95.6%	1,079	$1,516	94.4%
Dallas, TX	1,381	1,493	95.1%	1,381	1,501	94.6%
Houston, TX	2,236	1,515	93.5%	2,236	1,540	94.9%
Texas	4,696	1,502	94.5%	4,696	1,523	94.7%
Other Markets	953	1,093	92.2%	953	1,076	92.2%
Total Same Community	5,649	1,434	94.1%	5,649	1,449	94.3%
Non-Same Community	1,521	1,665	93.6%	1,521	1,768	83.6%
Total Portfolio	7,170	$1,483	94.0%	7,170	$1,511	92.0%
*The figures for Number of Units, Average Rent Per Unit and Occupancy Rate for Non-Same Community are presented for properties owned as of September 30, 2026 and September 30, 2025, respectively.

MSA	Effective New Lease Rate Change for Q3 2026	Effective Renewal Lease Rate Change for Q3 2026	Effective Blended Lease Rate Change for Q3 2026
Austin, TX	(3.2)%	1.4%	(0.6)%
Dallas, TX	(3.5)%	1.8%	(0.1)%
Houston, TX	(6.7)%	3.2%	(1.3)%
Other Markets	2.3%	4.1%	3.5%
Total Same Community	(4.4)%	2.6%	(0.2)%
The rental change rates shown for Q3 2026 are calculated as the average percentage change over the prior lease for new or renewed leases during the quarter, excluding short term leases. The weighted average monthly rent on in-place leases for the Same Community portfolio was $1,434 per apartment unit as of September 30, 2026 compared to $1,449 as of September 30, 2025. During Q3 2026, excluding short term leases, rental rates for new leases and renewals changed (4.4)% and 2.6% respectively, resulting in a (0.2)% blended change over the prior lease rates. As the wave of supply in our core markets continues to be absorbed with minimal new product expected over at least the near future, management expects the general trajectory of blended rate changes to improve in the coming quarters.
The change in net (loss) income and comprehensive (loss) income between Q3 2026 and Q3 2025 is primarily due to non-cash fair value adjustments to derivatives and other financial liabilities and investment properties as well as a reduction in costs of dispositions of investment properties. As such, the net (loss) income and comprehensive (loss) income is not considered comparable period over period.
Sequentially, the change in net income (loss) and comprehensive income (loss) between Q3 2026 and Q2 2026 is primarily due to non-cash fair value adjustments to derivatives and other financial liabilities and investment properties and is not considered comparable.
Total portfolio NOI for Q3 2026 of $17.7 million increased $0.4 million, or 2.4%, from $17.3 million in Q3 2025. The increase was the result of contributions from the Property Acquisitions that increased NOI by $1.1 million, partially offset by Same Community properties which reduced NOI by $0.7 million (discussed below).
Sequentially, total portfolio NOI for Q3 2026 of $17.7 million decreased $0.2 million, or 1.1%, from $17.9 million in Q2 2026. The decrease was primarily the result of the decrease in Same Community NOI (discussed below).
Same Community NOI for Q3 2026 of $13.7 million decreased $0.7 million, or 4.5%, from $14.4 million in Q3 2025 and was attributable to a $0.4 million decrease in real estate tax refunds received, the decrease in Same Community revenue as described above of $0.1 million and higher overhead costs and administrative expenses of $0.3 million, partially offset by lower property insurance of $0.1 million.
Sequentially, Same Community NOI for Q3 2026 of $13.7 million decreased $0.2 million, or 1.5%, from $13.9 million in Q2 2026, primarily attributable to higher repair and maintenance expenses due to seasonality.

The table below summarizes the REIT's revenue and NOI results, by MSA, for Q2 2026 and Q2 2025:

	Q3 2026		Q3 2025		$ Change	$ Change	% Change	% Change
MSA	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin, TX	$5,336	$3,022	$5,394	$2,685	$(58)	$337	(1.1)%	12.6%
Dallas, TX	6,814	3,352	6,790	3,361	24	(9)	0.4%	(0.3)%
Houston, TX	10,864	5,483	11,024	6,525	(160)	(1,042)	(1.5)%	(16.0)%
Texas	23,014	11,857	23,208	12,571	(194)	(714)	(0.8)%	(5.7)%
Other Markets	3,338	1,860	3,295	1,796	43	64	1.3%	3.6%
Total Same Community	26,352	13,717	26,503	14,367	(151)	(650)	(0.6)%	(4.5)%
Non-Same Community	8,168	4,019	6,591	2,945	1,577	1,074	23.9%	36.5%
Total Portfolio	$34,520	$17,736	$33,094	$17,312	$1,426	$424	4.3%	2.4%
*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT's non-GAAP measures, refer to section "Non-GAAP Measures".
FFO in Q3 2026 was $7.4 million, or $0.19 per Unit, compared to $7.6 million, or $0.19 per Unit, for Q3 2025. The decrease was related to (i) rising interest rates and associated rate resets within the REIT's derivatives portfolio and (ii) higher relative leverage levels (which was primarily related to the timing of Property Acquisitions and Property Dispositions). The decrease in FFO continued to be amplified during the quarter given the initial lease-up period of the August 2025 Acquisition and the resultant relative leverage levels of the REIT following the Property Acquisitions and Property Dispositions. These dynamics should normalize throughout the remainder of 2026 as the new properties continue to perform through stabilization.
Sequentially, FFO in Q3 2026 was $7.4 million, or $0.19 per Unit, compared to $7.1 million, or $0.18 per Unit, for Q2 2026. The increase was primarily related to a $0.5 million decrease in general and administrative expenses, partially offset by the decrease in NOI described above.
AFFO was $6.4 million, or $0.16 per Unit for Q3 2026 compared to $6.4 million, or $0.17 per Unit, for Q3 2025. The flat performance reflected the decrease in FFO and an increase in maintenance capital expenditures of $0.1 million, essentially offset by a $0.3 million improvement in the straight-line rental revenue adjustment related to the recognition of lease-up incentives over the life of the individual leases.
Sequentially, AFFO was $6.4 million, or $0.16 per Unit, for Q3 2026 compared to $5.9 million, or $0.15 per Unit, for Q2 2026. The increase was primarily due to lower maintenance capital expenditures of $0.3 million resulting from the timing of projects over the course of the year as well as the increase in FFO (described above).
NAV was $16.10 per Unit as of September 30, 2026 compared to $16.43 per Unit as of December 31, 2025.
Financial Summary for YTD 2026
Total portfolio revenue of $102.6 million for YTD 2026 decreased $7.7 million, or 7.0%, compared to $110.3 million for YTD 2025. The decrease was primarily the result of the Property Dispositions which reduced revenue by $18.5 million and a $0.8 million reduction from Same Community properties (discussed below), partially offset by $11.6 million of revenue generated from Property Acquisitions. Total revenue resulting from the Property Acquisitions is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization across the portfolio.

Same Community revenue of $79.0 million for YTD 2026 decreased $0.8 million, or 1.0%, compared to $79.8 million for YTD 2025, primarily due to a decrease of $0.9 million from lower average occupancy and $0.5 million from lower average monthly in-place rent versus the comparative period. These revenue declines were partially offset by an increase in other property income of $0.6 million, driven by an increase in utility reimbursements and the bulk internet initiative.
The change in net income (loss) and comprehensive income (loss) between YTD 2026 and YTD 2025 is primarily due to non-cash fair value adjustments to derivatives and other financial liabilities and investment properties as well as a reduction in costs of dispositions of investment properties. As such, the net income (loss) and comprehensive income (loss) is not considered comparable period over period.
Total portfolio NOI for YTD 2026 of $53.3 million decreased $5.9 million, or 10.0%, from $59.2 million in YTD 2025. The decrease was the result of the Property Dispositions that reduced NOI by $10.5 million and a $1.7 million reduction from Same Community properties (discussed below), partially offset by a contribution of $6.3 million from Property Acquisitions.
Same Community NOI for YTD 2026 of $41.8 million decreased $1.7 million, or 4.0%, from $43.5 million in YTD 2025 and was attributable to the decrease in revenue of $0.8 million (described above), higher real estate taxes (net of refunds received) of $0.6 million, higher overhead costs and administrative expenses of $0.5 million and an increase in utility expenses of $0.2 million, partially offset by a decrease in property insurance expenses of $0.4 million.

The table below summarizes the REIT's revenue and NOI results, by MSA, for YTD 2026 and YTD 2025:

	YTD 2026		YTD 2025		$ Change	$ Change	% Change	% Change
MSA	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin, TX	$15,940	$8,351	$16,465	$8,860	$(525)	$(509)	(3.2)%	(5.7)%
Dallas, TX	20,368	10,982	20,451	10,997	(83)	(15)	(0.4)%	(0.1)%
Houston, TX	32,800	16,828	33,079	18,088	(279)	(1,260)	(0.8)%	(7.0)%
Texas	69,108	36,161	69,995	37,945	(887)	(1,784)	(1.3)%	(4.7)%
Other markets	9,912	5,606	9,848	5,563	64	43	0.6%	0.8%
Total Same Community	79,020	41,767	79,843	43,508	(823)	(1,741)	(1.0)%	(4.0)%
Non-Same Community	23,530	11,510	30,424	15,684	(6,894)	(4,174)	(22.7)%	(26.6)%
Total Portfolio	$102,550	$53,277	$110,267	$59,192	$(7,717)	$(5,915)	(7.0)%	(10.0)%
FFO was $21.4 million, or $0.55 per Unit, for YTD 2026 compared to $29.2 million, or $0.64 per Unit, for YTD 2025. The decrease was primarily related to the decrease in NOI described above, as well as higher finance costs of $1.5 million and higher general and administrative expenses of $0.4 million primarily due to legal and professional fees. The higher finance costs are primarily attributable to (i) rising interest rates and associated rate resets within the REIT's derivatives portfolio and (ii) higher relative leverage levels (which was primarily related to the timing of Property Acquisitions and Property Dispositions). The decrease in FFO was amplified during the quarter given the initial lease-up period of the August 2025 Acquisition and the resultant relative leverage levels of the REIT following the Property Acquisitions and Property Dispositions. These dynamics should normalize throughout the remainder of 2026 as the new properties continue to improve their financial performance through stabilization. The reduction in FFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units which were cancelled on April 30, 2025, in conjunction with the Contribution Transaction.
AFFO was $18.9 million, or $0.48 per Unit for YTD 2026 compared to $26.6 million, or $0.58 per Unit, for YTD 2025. The decrease in AFFO was primarily the result of the decrease in FFO and higher maintenance capital expenditures of $0.6 million, partially offset by a $0.7 million change in the straight-line rental revenue adjustment related to the recognition of lease-up incentives over the life of the individual leases. In addition, the reduction in AFFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units discussed above.
2026 Earnings and Same Community Portfolio Guidance
The REIT’s 2026 annual guidance is outlined below for FFO per Unit and AFFO per Unit, as well as year-over-year growth in Same Community revenue, property operating expenses and real estate taxes and NOI. Management reviews its base level assumptions and strategy on a quarterly basis to determine if any material change is warranted in the reported guidance. The REIT’s 2026 annual guidance is unchanged from the previous quarter.

	Initial Guidance for 2026		Revised Guidance for 2026
Per Unit	Range	Midpoint	Range	Midpoint
Total Portfolio
FFO per Unit	$0.75 to $0.79	$0.77	$0.73 to $0.77	$0.75
AFFO per Unit	$0.68 to $0.74	$0.71	$0.66 to $0.71	$0.69

Same Community Growth
Total Revenue	0.50% to 1.50%	1.00%	(0.75%) to 0.25%	(0.25)%
Property Operating Expenses and Real Estate Taxes	1.00% to 2.00%	1.50%	(1.50%) to (0.50%)	(1.00)%
NOI	0.00% to 1.00%	0.50%	0.00% to 1.00%	0.50%
Liquidity and Capital Structure
As of September 30, 2026, the REIT had liquidity of $59.9 million, consisting of cash and cash equivalents of $4.1 million and $55.8 million available on its Credit Facility (defined below). The REIT can obtain additional liquidity through adding properties to the borrowing base.
The REIT's weighted average contractual interest rate on $378.7 million mortgage notes as of September 30, 2026 was 3.7% (including interest rate swap agreements) and its weighted average term to maturity was 3.1 years. Including the Credit Facility (defined below), total loans and borrowings were $730.9 million as of September 30, 2026, with a weighted average contractual interest rate of 4.1% (including interest rate swap agreements) and a weighted average term to maturity of 3.2 years. Debt to Gross Book Value as of September 30, 2026, was 52.2%. As of September 30, 2026, 100% of the REIT’s debt was fixed or economically hedged to fixed rates.

The REIT maintains a senior secured revolving credit facility provided by various banks (the “Credit Facility”) with a maximum revolving credit availability of $500.0 million, of which $412.4 million was available as of September 30, 2026. The Credit Facility is secured by twelve borrowing base properties. The Credit Facility matures on December 8, 2029 with a one-year extension option, at the REIT's election, to extend the maturity to December 8, 2030, subject to the satisfaction of certain conditions. The Credit Facility currently bears interest at SOFR at a selected term of one-month, three-months or six-months plus a contractual margin adjustment based on the duration selected (“Adjusted Term SOFR”), as defined in the Credit Facility agreement, plus 1.30% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility agreement. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) 1-month SOFR plus 1.0% (the “Base Rate”) loans plus a rate equal to 0.30% to 0.90%. The balance outstanding on the Credit Facility was $356.6 million as of September 30, 2026 and $321.4 million as of December 31, 2025, at a variable interest rate of 5.6% and 5.3%, respectively.
Mortgage notes as of September 30, 2026 mature at various dates from 2027 through 2056.
Distributions and Units Outstanding
Cash distributions declared to holders of both Units and Class B Units totaled $5.4 million for Q3 2026, representing an AFFO Payout Ratio of 84.4%. 100% of the REIT’s cash distributions were classified as return of capital. As of September 30, 2026, the total number of Units outstanding was 34,030,696. There were also 4,713,152 Class B Units, which are redeemable for Units on a one-for-one basis, and 368,783 Deferred Units outstanding as of September 30, 2026, for a total non-weighted unit count of 39,112,631. These are weighted for the purpose of calculating FFO per Unit, AFFO per Unit and NAV per Unit as defined above.
Conference Call
Dan Oberste, Chief Executive Officer, and Tom Cirbus, Chief Financial Officer, will host a conference call for analysts and investors on Thursday, November 12th, 2026 at 12:00 pm (ET). To join the conference call without operator assistance, participants can register and enter their phone number at: https://registrations.events/easyconnect/8251191/recCMVM1vWt2zEC00/ to receive an instant automated call back. Alternatively, they can dial 647-932-3411 or 800-715-9871 to reach a live operator who will join them into the call. In addition, the call will be webcast live at: https://app.webinar.net/Z86l4kv2LWp.
A replay of the call will be available until Thursday, November 19th, 2026. To access the replay, dial 647-362-9199 or 800-770-2030 (Passcode: 8251191#). A transcript of the call will be archived on the REIT’s website.
About BSR Real Estate Investment Trust
BSR Real Estate Investment Trust is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. The REIT owns a portfolio of multifamily garden-style residential properties located in attractive primary markets in the Sunbelt region of the United States.
All comparisons are to the corresponding periods in the prior year. Results are presented in U.S. dollars. The Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis as of and for Q3 2026 are prepared in accordance with the accounting standards issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “GAAP”), and are available on the REIT’s website at www.bsrreit.com, www.sedarplus.ca and www.sec.gov.
Capitalized terms not herein defined have the meaning ascribed to them in the Management's Discussion and Analysis dated as of and for Q3 2026.
Non-GAAP Measures
“Same Community” corresponds to stabilized properties the REIT has owned for equivalent periods throughout Q3 2026 and Q3 2025. “Non-Same Community” properties include: Venue Craig Ranch Apartments, Forayna Vintage Park, Botanic Luxury Living, The Ownsby and Aura 35Fifty (collectively, the “Property Acquisitions”) and Bluff Creek Apartments, Cielo I, Cielo II, Retreat at Wolf Ranch, Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly (collectively, the “Property Dispositions”).
A reconciliation of Funds from Operations (“FFO”) and Adjusted Funds from Operations (“AFFO”) to net (loss) income and comprehensive (loss) income, as well as an expanded discussion of the components of FFO and AFFO, and a reconciliation of Net Asset Value (“NAV”) to Unitholders' equity can be found below. Calculations of FFO per Unit, AFFO per Unit and NAV per Unit include trust units of the REIT (“Units”), Class B Units of BSR Trust, LLC (“Class B Units”) and issued deferred units of the REIT granted to trustees (“Deferred Units”).
Same Community, NOI, NOI Margin, FFO, FFO per Unit, AFFO, AFFO per Unit, AFFO Payout Ratio, Debt to Gross Book Value, NAV and NAV per Unit are key measures of performance commonly used by real estate operating companies and real estate investment trusts. They are not measures recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. Same Community, NOI, NOI Margin, FFO, FFO per Unit, AFFO, AFFO per Unit, AFFO Payout Ratio, Debt to Gross Book Value, NAV and NAV per Unit as calculated by the REIT may not be comparable to similar measures presented by other issuers. For complete definitions of these measures, as well as an explanation of their composition and how the measures provide useful information to investors, please refer to the section titled “Non-GAAP Measures” in the REIT’s Management’s Discussion and Analysis for Q3 2026, which section is incorporated herein by reference.

	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Net (loss) income and comprehensive (loss) income	$(8,087)	$(4,337)	$2,874	$10,580	$(60,453)
Adjustments to arrive at FFO
Distributions on Class B Units	665	668	724	2,005	4,973
Fair value adjustment to investment properties	20,929	9,641	6,510	22,002	9,440
Real estate tax fair value adjustment under IFRIC 21	6,606	6,527	6,509	(5,760)	(9,560)
Property tax liability adjustment, net (IFRIC 21)	(6,606)	(6,527)	(6,509)	5,760	9,560
Fair value adjustment to derivatives and other financial liabilities	(6,688)	903	(2,582)	(13,365)	63,718
Fair value adjustment to unit-based compensation	(559)	230	(233)	(1,047)	(271)
Transaction costs	1,079	—	—	1,079	—
Costs of dispositions of investment properties	13	—	284	74	11,759
Principal payments on lease liability	(22)	(22)	—	(66)	(36)
Depreciation of right-of-use asset	30	30	—	90	33
FFO	$7,360	$7,113	$7,577	$21,352	$29,163
FFO per Unit	$0.19	$0.18	$0.19	$0.55	$0.64
Adjustments to arrive at AFFO
Maintenance capital expenditures	(966)	(1,243)	(895)	(2,707)	(2,113)
Straight line rental revenue differences	40	65	(239)	288	(443)
AFFO	$6,434	$5,935	$6,443	$18,933	$26,607
AFFO per Unit	$0.16	$0.15	$0.17	$0.48	$0.58
Distributions declared	$5,432	$5,436	$5,416	$16,302	$19,050
AFFO Payout Ratio	84.4%	91.6%	84.1%	86.1%	71.6%
Weighted average unit count	39,128,617	39,131,352	39,023,496	39,119,744	45,572,408

	September 30, 2026	December 31, 2025	September 30, 2025
Loans and borrowings (current portion)	$862	$28,752	$351,883
Loans and borrowings (non-current portion)	730,009	694,381	374,694
Total loans and borrowings	730,871	723,133	726,577
Gross Book Value	$1,401,444	$1,412,450	$1,417,211
Debt to Gross Book Value	52.2%	51.2%	51.3%

	September 30, 2026	December 31, 2025	September 30, 2025
Unitholders' equity	$579,746	$581,964	$584,125
Class B Units	50,007	60,375	64,627
NAV	$629,753	$642,339	$648,752
Unit count, as of the end of period	39,112,631	39,100,614	39,040,149
NAV per Unit	$16.10	$16.43	$16.62

Forward-Looking Statements
This news release contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth metrics, results of operations, performance, business prospects, and opportunities for the REIT. The words “expects”, “expectation”, “anticipates”, “anticipated”, “believes”, “will” or variations of such words and phrases identify forward-looking statements herein. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the REIT’s control that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include assumptions relating to the following: the intention of the REIT to pay, preserve, protect and grow Unitholders’ distributions; the intention of the REIT to execute its growth strategies and achieve its growth targets; the intention of the REIT to meet its interest payment obligations; the REIT’s competitive position within its industry; expectations regarding laws, rules and regulations applicable to the REIT; expectations regarding future Trustees and executive compensation levels and plans; expectations regarding tax treatment of the REIT and of the REIT’s distributions to Unitholders; expectations regarding industry and demographic trends; and expectations regarding the economic environment. Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.
Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this news release, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, stability of the general economy over the intermediate term, lease renewals and rental increases, resident leasing patterns including the ability to re-lease or find new residents, the timing and the ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current IFRS Accounting Standards carrying values, the market price of the Units, and the anticipated benefits of recent property acquisitions and dispositions.
When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT. The risks and uncertainties that may impact such forward-looking information include, but are not limited to, impediments to the REIT’s ability to execute its growth strategies and operations, impediments to the REIT's ability to execute future acquisitions and dispositions, the impact of changing conditions in the U.S. multifamily housing market, increasing competition in the U.S. multifamily housing market, the effect of fluctuations and cycles in the U.S. real estate market, the marketability and value of the REIT’s portfolio, changes in the attitudes, financial condition and demand of the REIT’s demographic market, fluctuation in interest rates and volatility in financial markets, the impact of U.S. and global tariffs, developments and changes in applicable laws and regulations, the impact of climate change, fluctuations in the economic environment, the environmental, social and governance (ESG) landscape and the employment market (including from the impact of artificial intelligence), and such other factors discussed under the heading “Risk Factors” in the REIT’s Management’s Discussion and Analysis for Q3 2026 and Annual Information Form dated March 11, 2026 which are both available on the REIT’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The REIT does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. This forward-looking information speaks only as of the date of this news release.
Certain statements included in this news release may considered “financial outlook” for purposes of applicable Canadian securities laws, including under the heading “2026 Earnings and Same Community Portfolio Guidance” herein. The financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT, as disclosed in this news release. The REIT and management believe that financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as of the date of this news release. In particular, the REIT’s earnings guidance is supported by the following key assumptions: modest Same Community NOI growth driven by modest rate growth and advancement of select real estate adjacent business services internalization efforts, significant Non Same Community NOI growth driven primarily by the lease-up and full year impact of the REIT’s Property Acquisitions offset by the Property Dispositions, and higher net costs of borrowing. Please see above under the heading “2026 Earnings and Same Community Portfolio Guidance” for further details. Please note, such assumptions are inherently subject to significant business, economic, competitive, market, regulatory, and other risks and uncertainties as outlined above, many of which are beyond the REIT’s control. Actual results may differ materially from management’s expectations if any of the assumptions referred to above prove to be inaccurate. The REIT reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.
All forward-looking statements and financial outlook are based only on information currently available to the REIT and are made as of the date of this news release. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement or financial outlook, whether as a result of new information, future events or otherwise. All forward-looking statements and financial outlook in this news release are qualified by these cautionary statements.
For further information, please contact:
Spencer Andrews, Vice President of Marketing and Investor Relations
BSR Real Estate Investment Trust
Tel:    501.371.6321